1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                    No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 25, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

PRICE SENSITIVE INFORMATION,

OVERSEAS REGULATORY ANNOUNCEMENT AND

INFORMATION RELATING TO EMPLOYEE REPRESENTATIVE DIRECTOR

AND EMPLOYEE REPRESENTATIVE SUPERVISORS

The purpose of this announcement is to disclose (1) revisions to the estimated results of the Group for the six months ended 30 June 2008 prepared in accordance with the Accounting Principles in the PRC; and (2) information relating to employee representative director and employee representative supervisors.

This announcement is made pursuant to Rule 13.09(1), Rule 13.09(2) and Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Revisions to the estimated results of the Group for the six months ended 30 June 2008 based on the Accounting Principles in the PRC

Reference is made to the estimated results of the Company and its subsidiaries (collectively the “Group”) for the six months ended 30 June 2008 (the “Estimated Results”) as disclosed in the first quarterly report of the Company dated 28 April 2008. The board of directors of the Company (the “Board”) wishes to announce revisions to the Estimated Results, details of which are set out as follows:

I. Estimated Results for this period

1.	Period covered by the Estimated Results: 1 January 2008 to 30 June 2008

2.	Revisions to the Estimated Results:

According to the preliminary estimates prepared by the finance department of the Group based on the Accounting Principles in the PRC, the net profit of the Group for the first six months in 2008 was estimated to increase by over 220 % as compared with the corresponding period in 2007.

3.	Whether the Estimated Results have been audited by certified public accountants: No.

II. The results of the corresponding period in 2007

1.	Net profits attributable to shareholders of the Company: RMB1,108,918,499.

2.	Basic earnings per share: RMB0.23 per share.

III. The discrepancy from the Estimated Results previously disclosed and reason for the discrepancy

1.	The Estimated Results previously disclosed in respect of the results of this period: Please refer to the 2008 first quarterly report of the Group.

2.	The Estimated Results previously disclosed: Due to increase in coal price and income tax rate adjustment, the net profits attributable to shareholders of the Company for the first six months in 2008 were estimated to increase by over 100% as compared with the corresponding period in 2007.

3.	Reason for the aforementioned discrepancy: The Estimated Results disclosed in the 2008 first quarterly report of the Group were estimated based on the coal price for the first quarter of 2008. Since the beginning of the second quarter of 2008, the coal price of the Group continued to increase substantially, resulting in a discrepancy with the Estimated Results previously disclosed.

IV. Other related information

The Estimated Results are just a preliminary estimate made by the finance department of the Group. For more concrete information please refer to the half-yearly report to be published by the Group.

The Estimated Results are estimated according to Accounting Principles in the PRC and overseas investors please pay attention to the investment risks arising from the differences with the International Financial Reporting Standards.

Information relating to employee representative director and employee representative supervisors discloseable under Rule 13.51(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited

The Company convened an employee representative meeting on 21 May 2008, during which Mr. Dong Yunqing was re-elected as an employee representative director of the fourth session of the board of directors of the Company; Mr. Xu Bentai was re-elected as an employee representative supervisor of the fourth session of the supervisory committee of the Company (the “Supervisory Committee”); and Mr. Wei Huanmin was elected as a new supervisor of the fourth session of the Supervisory Committee. The respective re-elections and election were carried out by way of democratic elections.

The information relating to each of Mr. Dong Yunqing, Mr. Xu Bentai and Mr. Wei Huanmin discloseable under Rule 13.51(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited are set out as follows:

DONG Yunqing, aged 53, a senior administrative officer, is an employee representative director and the chairman of the labor union of the Company. Mr. Dong joined the Company’s predecessor in 1981 and was the vice chairman of the labor union of Yankuang Group from 2001 to April 2003. Mr. Dong was appointed as a director and the chairman of the labor union of the Company in 2002. He graduated from Shandong Mining Institute. Save as disclosed above, Mr. Dong does not have any other position in any other companies of the Group.

Mr. Dong has entered into a service contract with the Company, which commenced from 27 June 2008 and ending on the conclusion of the 2010 annual general meeting of the Company.

For the year ended 31 December 2007, the total remuneration of Mr. Dong as a director of the Company was RMB206,000.

Conditional upon achieving the operational targets of the Company for the year 2008, the remuneration of the executive directors who will receive directors’ remuneration from the Company for the year ending 2008 shall be determined at an amount representing an increment of 8% of the average remuneration of the executive directors for the year 2007. In determining the remuneration of Mr. Dong for the year ending 31 December 2008, factors including the executive Director’s duties and responsibilities with the Group as well as the prevailing market rate will also be taken into account.

XU Bentai, aged 49, a senior administrative officer, is an employee representative supervisor of the Company and the chairman of Jining III Coalmine’s labor union. Mr. Xu joined the Company’s predecessor in 1978 and became the chairman of Jining III Coalmine’s labor union in 1999. Mr. Xu became an employee supervisor of the Company in 2002. He graduated from the Central Communist Party School Correspondence Institute. Save as disclosed above, Mr. Xu does not have any other position in any other companies of the Group.

Mr. Xu has entered into a service contract with the Company, which commenced from 27 June 2008 and ending on the conclusion of the 2010 annual general meeting of the Company.

For the year ended 31 December 2007, the total remuneration of Mr. Xu as a an employee representative supervisor of the Company was RMB248,000.

Conditional upon achieving the operational targets of the Company for the year 2008, the remuneration of the supervisors who will receive remuneration from the Company for the year ending 2008 shall be determined at an amount representing an increment of 8% of the average remuneration of the supervisors for the year 2007. In determining the remuneration of Mr. Xu for the year ending 31 December 2008, factors including the supervisor’s duties and responsibilities with the Group as well as the prevailing market rate will also be taken into account.

WEI Huanmin, aged 51, a senior administrative officer, is an employee representative supervisor and the Disciplinary Secretary of the Company. Mr. Wei joined the Company’s predecessor in 1984. From 2002 to 2006, Mr. Wei served as the Deputy Disciplinary Secretary and the chief of the discipline monitoring department of the Company. He became the Disciplinary Secretary of the Company in 2006. He graduated from the Central Communist Party School Correspondence Institute. Save as disclosed above, Mr. Wei does not have any other position in any other companies of the Group

Mr. Wei has entered into a service contract with the Company, which commenced from 27 June 2008 and ending on the conclusion of the 2010 annual general meeting of the Company.

Conditional upon achieving the operational targets of the Company for the year 2008, the remuneration of the supervisors who will receive remuneration from the Company for the year ending 2008 shall be determined at an amount representing an increment of 8% of the average remuneration of the supervisors for the year 2007. In determining the remuneration of Mr. Wei for the year ending 31 December 2008, factors including the supervisor’s duties and responsibilities with the Group as well as the prevailing market rate will also be taken into account.

As far as the Directors are aware and save as disclosed above, each of Mr. Dong Yunqing, Mr. Xu Bentai and Mr. Wei Huanmin did not hold any directorships in other public listed companies in the last three years. Save as disclosed above, each of them does not have any relationship with any other Directors, supervisors, senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In relation to the re-election of Mr. Dong Yunqing as an employee representative director of the Company, the re-election of Mr. Xu Bentai as an employee representative supervisor of the Company and the election of Mr. Wei Huanmin as a new employee representative supervisor of the Company, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited that need to be brought to the attention of shareholders of the Company.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province,

PRC, 25th July 2008

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310